COLUMBIA FUNDS SERIES TRUST I

225 Franklin Street

Boston, MA 02110

September 23, 2016

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust I Columbia Adaptive Alternatives Fund (effective 10/1/16 to be known as Columbia Alternative Beta Fund)	Post-Effective Amendment No. 270 File Nos. 2-99356 / 811-04367

Dear Mr. Cowan:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on September 20, 2016 for the above-referenced post-effective amendment (the Filing) filed by and on behalf of Columbia Funds Series Trust I (the Registrant) on behalf of its series, Columbia Adaptive Alternatives Fund (to be known as Columbia Alternative Beta Fund effective October 1, 2016) (the Fund). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:	Please update the Fund name on EDGAR once the change is effective.

Response:	The Fund name will be updated on EDGAR upon the effective date of the change.

Comment 2:	Please confirm that the “Management fees” line of the Annual Fund Operating Expenses table includes the expenses of the Subsidiary(ies).

Response:	So confirmed.

Comment 3:	If the Fund engages in short selling, please reflect the effect of short sales in the Annual Fund Operating Expenses table (either in Other Expenses or, if the expenses associated therewith are greater than 0.01%, then as a sub-line item under Other Expenses).

Response:	If applicable, the appropriate disclosure will be added to the Annual Fund Operating Expenses table.

Comment 4:	In the sixth paragraph of the Summary of the Fund - Principal Investment Strategies section that discusses the Fund’s investment in derivative instruments, consider disclosing any targeted estimates of the derivative types.

Response:	As the Fund has no targets with respect to its investments in derivatives types, the Fund has none to disclose. As the Fund does currently anticipate investing significantly in total return swaps, the Fund will disclose as such in its Principal Investment Strategies.

Comment 5:	Supplementally confirm whether the Fund intends to invest in contingent convertible securities and, if so, to what extent.

Response:	The Fund currently does not intend to invest in such securities.

Comment 6:	Please confirm that the fees and expenses of listed private equity funds invested in by the Fund will be reflected in the Fund’s Annual Fund Operating Expenses table under the subcaption “Acquired Fund Fees and Expenses” if this subcaption is triggered pursuant to Form N-1A (i.e., because total Acquired Fund Fees and Expenses exceed 0.01%) (the AFFE Expense Threshold).

Response:	If the AFFE Expense Threshold is met, the fees and expenses of listed private equity funds (and any other acquired funds) invested in by the Fund will be reflected in the Fund’s Annual Fund Operating Expenses table under the subcaption “Acquired Fund Fees and Expenses.”

Comment 7:	The Principal Investment Strategies include investment in mortgage- and other asset-backed securities. Supplementally explain the types and amounts of mortgage- and other asset-backed securities the Fund intends to invest in.

Response:	The Fund currently does not intend to invest in such securities. Reference to such instruments will be moved from the Summary of the Fund section to the Prospectus’ More Information About the Fund section.

Comment 8:	The Principal Investment Strategies include investment in floating rate loans, bank loans, loan assignments and loan participations. Consider whether additional Principal Risks should be disclosed as these instruments may take significantly longer to settle, which may cause the Fund to incur losses if the Fund is forced to sell in a down market to deal with shareholder redemptions, and these instruments are not “securities” and, therefore, may not have the same protections as other instruments.

Response:	The Principal Risks sections have been revised to include Loan Interests Risk, which discloses these matters to investors.

Comment 9:	Please confirm that the fees and expenses of ETFs and money market funds invested in by the Fund will be reflected in the Fund’s Annual Fund Operating Expenses table under the subcaption “Acquired Fund Fees and Expenses” if this subcaption is triggered pursuant to Form N-1A (i.e., because total Acquired Fund Fees and Expenses exceed 0.01%) (the AFFE Expense Threshold).

Response:	If the AFFE Expense Threshold is met, the fees and expenses of ETFs and money market funds (and any other acquired funds) invested in by the Fund will be reflected in the Fund’s Annual Fund Operating Expenses table under the subcaption “Acquired Fund Fees and Expenses.”

Comment 10:	Please consider revising for brevity the Fund’s Principal Risks in the Summary of the Fund section, potentially relying more so on Item 9 to disclose certain further details of the Fund’s principal risks.

Response:	The Fund, after further re-evaluation of its Principal Risks sections, believes that such disclosure is consistent with Form N-1A and Staff guidance relating to the Summary section.

Comment 11:	The Principal Investment Strategies section discloses that the Fund may invest in one or more offshore, wholly-owned subsidiaries. With regard to investments through a Controlled Foreign Corporation (CFC or Subsidiary):

•	A. Disclose that the Fund complies with the provisions of the Investment Company Act of 1940 governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the CFC.

Response: The Fund’s prospectus discloses that, in determining which investments should be bought and sold for the Subsidiary, and in adhering to the Fund’s compliance policies and procedures, the Investment Manager will treat the assets of the Subsidiary as if the assets were held directly by the Fund, and that the Investment Manager will also treat the assets of the Subsidiary as if the assets were held directly by the Fund with respect to its adherence to the Fund’s investment policies and restrictions. See the section entitled More Information About the Fund – About the Fund’s Wholly-Owned Subsidiary.

•	B. Disclose that each investment adviser to the CFC complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the CFC and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

Response: The requested disclosure has been added to the Fund’s Statement of Additional Information (SAI), and the advisory agreement with the CFC is filed as an exhibit to the Fund’s registration statement.

•	C. Disclose that each CFC complies with provisions relating to affiliated transactions and custody (Section 17). Identify the custodian of the CFC.

Response: Each CFC has the same custodian as the Fund, as disclosed in the prospectus and SAI. To the extent Section 17 applies to the CFCs, the CFC will comply with the provisions relating to affiliated transactions in such Section. Please also refer to the response to Comment 11.A relating to compliance policies.

•	D. Disclose: (1) whether the fund has received a private letter ruling from the Internal Revenue Service stating that undistributed income derived from the CFC is qualifying income, and (2) if the fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

Response: The Fund has not sought or received a private letter ruling from the Internal Revenue Service or an opinion of counsel as to the character of undistributed income derived from the CFC. Nevertheless, the Registrant respectfully submits that the Fund takes steps to ensure that the income derived from the CFC is qualifying income – specifically, that all subpart F inclusion income from the CFC is distributed in cash on a timely basis, so that such income is qualifying income. The following sentence will be added to Investment Management and Other Services - Organization and Management of Wholly-Owned Subsidiaries section of the SAI:

“The Fund has not sought or received a private letter ruling from the Internal Revenue Service or an opinion of counsel as to the character of undistributed income derived from the Subsidiary. Nevertheless, the Subsidiary will take steps to ensure that income recognized by the Fund in respect of the Subsidiary will be qualifying income.”

•	E. Disclose, as appropriate, whether any of the CFC’s principal investment strategies or principal risks constitute principal investment strategies or risks of the fund. The principal investment strategies and principal risk disclosures of a fund that invests in a CFC should reflect aggregate operations of the fund and the CFC.

Response: The requested disclosure appears in the Fund’s prospectus, within the lead-in to the Fund’s Principal Risks disclosures, which is as follows:

Principal Risks

An investment in the Fund involves risks, including those associated with the Fund’s investment in the Subsidiary, as described below. There is no assurance that the Fund will achieve its investment objective and you may lose money. The value of the Fund’s holdings may decline, and the Fund’s net asset value (NAV) and share price may go down. An investment in the Fund is not a bank deposit and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. (References in this section to “the Fund” also include the Subsidiary, which shares the same risks as the Fund.)

•	F. Confirm that the financial statements of the CFC will be consolidated with those of the fund.

Response: So confirmed.

•	G. Confirm in correspondence that: (1) the CFC’s expenses will be included in the fund’s prospectus fee table; (2) the CFC and its board of directors will agree to designate an agent for service of process in the United States; (3) the CFC and its board of directors will agree to inspection of the CFC’s books and records by the staff; and (4) the CFC’s board of directors will sign the fund’s registration statement.

Response: So confirmed.

Comment 12:	Consider adding a discussion of floating NAV money market funds to the Money Market Fund Investment Risk disclosure in the Principal Risks sections.

Response:	Discussion of floating NAV money market funds has been added to the Fund’s Money Market Fund Investment Risk disclosure.

Comment 13:	Consider adding a discussion of large-cap risk to the Principal Risks sections.

Response:	The concept of large capitalization risk is embedded in Market Risk, which is currently included in the Principal Risks sections.

Comment 14:	The third paragraph of the Tax Risk disclosure in the Summary of the Fund – Principal Risks section references “a Subsidiary” singularly. Consider consistency of such references throughout the prospectus to either be singular or plural.

Response:	We will take this comment under advisement and review the Columbia Funds disclosure in this regard.

Comment 15:	Consider whether either of the named benchmarks in the Performance Information section is considered a broad-based index.

Response:	The Citi One-Month U.S. Treasury Bill Index is representative of the performance of one-month Treasury bills. The Fund believes that the index is a broad-based index that is appropriate to the investment strategy of the Fund because the Fund seeks to generate absolute returns across different types of market environments. The Fund can behave differently than a long-only benchmark due to its ability to use shorting and certain derivatives in carrying out its investment strategy. Thus, given its absolute return focus, we believe that this benchmark is an appropriate benchmark.

The Fund believes that the HFRX Global Hedge Fund Index is also a broad-based index. It is designed to be representative of the overall composition of the hedge fund universe. It is comprised of all eligible hedge fund strategies; including but not limited to convertible arbitrage, distressed securities, equity hedge, equity market neutral, event-driven, macro, merger arbitrage, and relative value arbitrage. The strategies are asset weighted based on the distribution of assets in the hedge fund industry. The Fund notes as well that multiple funds in the Lipper Alternative Multi Strategy Category compare performance to a cash benchmark and/or some version of an HFRX index.

Comment 16:	Item 9 of Form N-1A states that the discussion in the prospectus should expand on the disclosure in Item 4 and should not be substantially the same. If necessary, please revise the Principal Investment Strategies and Principal Risks disclosure in the More Information About the Fund section consistent with Item 9 of Form N-1A and IM Guidance 2014-08.

Response:	After further evaluation of the Principal Investment Strategies and Principal Risks disclosure in the More Information About the Fund sections, the Fund believes that such disclosure is consistent with Form N-1A and Staff guidance.

Comment 17:	Given that the Fund expects to have significant leverage, as disclosed in the Principal Investment Strategies sections, consider describing investment leverage more fully in the Leverage Risk disclosure in the Principal Risks sections.

Response:	Further discussion has been added to the Fund’s Leverage Risk disclosure.

Comment 18:	In the More Information About the Fund – Principal Risks section, consider reformatting the derivatives risk disclosure to clarify that certain risk disclosures on specific derivative types are a part of a broader derivative risk disclosure (i.e., swaps).

Response:	The derivatives risk disclosure in the More Information About the Fund – Principal Risks section has been reformatted for clarity.

Comment 19:	The fourth paragraph of the Tax Risk disclosure in the More Information About the Fund – Principal Risks section references “subpart F income.” Consider revising this, if possible, to be more “plain English.”

Response:	The disclosure has been revised accordingly.

Comment 20:	In the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section, please consider combining this disclosure with the derivatives discussion already included in the Principal Investment Strategies and Principal Risks sections.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section is included to provide investors with certain information about the Fund’s ability to enter into certain derivatives transactions, including specific types of derivatives that are not expected to be a principal investment strategy. This disclosure will continue to be included in the prospectus.

Comment 21:	Consider combining the More Information About the Fund – Additional Investment Strategies and Policies – Investing in Money Market Funds section with the money market fund discussion already included in the Principal Investment Strategies and Principal Risks sections.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Investing in Money Market Funds section is included to provide investors with certain additional information - not necessarily material to the Summary section - about the Fund’s ability to invest in money market funds. This disclosure will continue to be included in the prospectus.

Comment 22:	The More Information About the Fund – Additional Investment Strategies and Policies – Other Strategic and Investment Measures section also discusses derivatives. Please reconcile this derivatives disclosure with what is previously disclosed in other sections.

Response:	The derivatives disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Other Strategic and Investment Measures section is included to provide investors with certain information about the Fund’s ability to enter into certain derivatives transactions temporarily to respond to certain market and other conditions. This disclosure will continue to be included in the prospectus.

Comment 23:	In the More Information About the Fund – Additional Investment Strategies and Policies - Understanding Annual Fund Operating Expenses section, please consider modifying the disclosure to state that other expenses were restated for certain share classes to reflect current transfer agency fees paid by the Fund and consider disclosing the fees of the Subsidiary(ies) here, as well as any waivers to such fees.

Response:	After further review, we believe that the prospectus disclosure related to the transfer agency fees that appears as a footnote to the expense table, pursuant to Instruction 3(d)(ii)(B) of Item 3, addresses the substance of this Staff comment and need not be repeated, in part or in whole, in the More Information About the Fund – Additional Investment Strategies and Policies - Understanding Annual Fund Operating Expenses section. Therefore, additional disclosure regarding the restatement of expenses will not be added. Additionally, the fees of any Subsidiary are consolidated in the expense table and do not warrant additional disclosure in this section.

Comment 24:	In the fourth and fifth paragraphs of the More Information About the Fund – Primary Service Providers - The Investment Manager section, please update the information pursuant to Item 10(a)(1)(iii) of Form N-1A if the discussion regarding the basis of the Fund Board approval of the advisory contracts is available in a more recent shareholder report.

Response:	Pursuant to Form N-1A Item 10(a)(1)(iii), the disclosure is accurate.

Comment 25:	In the third paragraph of the More Information About the Fund – About the Fund’s Wholly-Owned Subsidiary section, consider removing the qualifier “generally.”

Response:	The two references to the qualifier “generally” will be removed from the third paragraph of the More Information About the Fund – About the Fund’s Wholly-Owned Subsidiary section.

Comment 26:	Please explain why the section Choosing a Share Class provides information on Class B and T that are not offered by the Fund. Consider only discussing the share classes that are offered by the Fund.

Response:	The Fund’s prospectus provides a description of all share classes offered across the Columbia Funds’ complex. The cover page of the prospectus identifies which classes of shares are currently offered by the Fund and the statement, “Not all Funds offer every class of shares,” is disclosed in the Choosing a Share Class section. Investors may qualify for investment in more than one share class, and may determine to invest in one share class over another based on their particular situation (investment needs, etc.). Investors may seek to invest in a share class not offered by the Fund, and may invest in a different fund (maybe one providing comparable asset class exposure) offered in a different prospectus. In such case, the Fund’s prospectus provides investors with the necessary information to determine a share class that is most appropriate for them, even if this Fund does not offer the particular share class.

Comment 27:	In the fourth bulleted sentence under Buying, Selling and Exchanging Shares – Selling Shares – Other Redemption Rules You Should Know, consider making it clear that redemption proceeds will be held “to the earlier of when the check clears or up” to ten calendar days after the trade date of the purchase.

Response:	The statement is accurate as stated. Redemption proceeds are held as uncollected shares for ten calendar days from the purchase date. Uncollected shares will automatically release on the eleventh calendar day following the purchase date.

Comment 28:	In the first sentence of the Financial Highlights section, consider customizing the statement to specify the exact period the financial highlights represent.

Response:	Upon consideration of the disclosure, the Fund believes that such disclosure is clear as stated and consistent with Form N-1A.

STATEMENT OF ADDITIONAL INFORMATION COMMENTS:

Comment 29:	Update references to “Adaptive Alternatives Fund” throughout the SAI to be “Alternative Beta Fund.”

Response:	References throughout the SAI have been updated to reflect the new Fund name effective October 1, 2016.

Comment 30:	In the Fundamental and Non-fundamental Investment Policies – Fundamental Policies section, please consider whether the Fund’s policy with regard to buying and selling physical commodities should be policy” B2” instead of “B4.”

Response:	The Fund’s policy with regard to buying and selling physical commodities (B4) is a fundamental policy that cannot be changed without shareholder approval.

Comment 31:	Supplementally provide the basis for footnote (a) associated to buying and selling physical commodities policy “B2” in the Fundamental and Non-fundamental Investment Policies – Fundamental Policies section.

Response:	The investment policy relates to transactions in physical commodities. Because the policy was adopted before swap contracts on financial instruments or rates were considered to be commodities, the policy does not limit the Fund’s ability to enter into swap contracts on financial instruments or rates. The footnote is intended to clarify that the policy with regard to physical commodities does not limit the Fund’s ability to invest in swap contracts on financial instruments or rates.

Comment 32:	In the subsequent disclosure (or in a footnote) to the funds’ concentration policies in the Fundamental and Non-fundamental Investment Policies – Fundamental Policies section, clarify that obligations of ‘political subdivisions’ referenced in (i) of each fund’s concentration policy does not include private activity municipal securities.

Response:	Registrant respectfully submits that the referenced restriction is consistent with Release 9785. Release 9785 states that the statement of policy required by Section 8(b)(1)(E) of the Investment Company Act of 1940 as to concentration of investment in an industry or group of industries is not applicable to investments in tax-exempt securities issued by governments and or political subdivisions of governments since such issuers are not members of any industry. Release 9785 also states, however, that that exclusion does not eliminate the requirement for tax-exempt bonds funds to disclose their policy on concentration and that any intended exclusion of government issued tax-exempt bonds from such a policy by a fund should be made clear. The Registrant believes that its fundamental policies are clear that its industry concentration policies are not applicable to securities issued by governments and their political subdivisions.

Comment 33:	Consider whether the Fund should be added to the list of funds that may not sell securities short under the Fundamental and Non-fundamental Investment Policies – Non-fundamental Policies – Selling Securities Short section.

Response:	The Fund may sell securities short and, therefore, the Fund will not be added to the list of funds that may not sell securities short under the Fundamental and Non-fundamental Investment Policies – Non-fundamental Policies – Selling Securities Short section.

Comment 34:	With respect to each subadvisory relationship discussed in the Investment Management and Other Services – The Investment Manager and Subadvisers – Subadvisory Agreements section, supplementally confirm that each subadvisory agreement is included as an exhibit or incorporated by reference in Part C of the registration statement.

Response:	So confirmed.

Comment 35:	With respect to subadvisory fees disclosed in the Investment Management and Other Services – The Investment Manager and Subadvisers – Subadvisory Agreements section, please disclose, as applicable, any fee waiver and/or expense reimbursements and explain any such waiver or expense reimbursement arrangements with any subadviser.

Response:	The Fund is not currently subadvised and there are no subadvisory fee waiver or expense reimbursement arrangements currently in effect. Fund fee waiver and/or expense reimbursement arrangements are described under the caption Fee Waiver/Expense Reimbursement Arrangements in the More Information About the Fund – Additional Investment Strategies and Policies section of the Prospectus.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Series Trust I